

Mail Stop 6010

March 21, 2008

Mr. William R. Walker
Chief Financial Officer
HIFN, Inc.
750 University Avenue
Los Gatos, California 95032

      RE: **HIFN, INC.**
           Form 10-K for the fiscal year ended September 30, 2007
           Filed November 14, 2007
           File No. 0-24765

Dear Mr. Walker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

William R. Walker
HIFN, Inc.
March 19, 2008
Page 2

Form 10-K for the fiscal year ended September 30, 2007

Notes to Consolidated Financial Statements, page 45

Note 2 Summary of Significant Accounting Policies, page 45

Short-Term Investments, page 46

1.   We note you have a significant amount of available-for-sale securities. Tell us
        and revise the liquidity section of MD&A in future filings to discuss whether any
        of the securities you hold are reasonably likely to affect your financial condition
        in a material way, expanding your discussion and analysis in applicable future
        filings to provide your investors with information necessary for a clear
        understanding of any trend or uncertainty. Refer to Item 303(a) of Regulation
        S-K. In addition, provide all appropriate disclosure required by Item 305 of
        Regulation S-K.

Note 3 - Acquisitions, page 49

2.   We note the disclosure on page 50 that you refer to an independent valuation firm
        in your allocation of amounts allocable to purchased in-process R&D for the
        acquisition of certain assets, intellectual property and technical designs related to
        IBM's network processor product line. While in future filings management may
        elect to take full responsibility for valuing the equity instruments, if you choose to
        continue to refer to the expert in any capacity, please revise future filings,
        beginning with your next 10-Q, to name the independent valuation firm. In
        addition, please note that if you intend to incorporate your Form 10-K by
        reference into any registration statement, you will be required to include the
        consent of the independent valuation firm as an exhibit to the registration
        statement.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please submit your
cover letter on EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant